Exhibit 21.1

Significant Subsidiaries of The Michaels Companies, Inc.

Artistree, Inc., a Delaware corporation

Artistree of Canada, ULC, a Nova Scotia unlimited liability company

Michaels of Canada, ULC, a Nova Scotia unlimited liability company

Michaels Stores, Inc., a Delaware corporation

Michaels Stores Procurement Company, Inc., a Delaware corporation